Exhibit 99.1

Kenon Announces Issuance of New Shares in Private Placement by its Subsidiary OPC Energy Ltd.

Singapore, June 3, 2019. Kenon Holdings Ltd.'s (NYSE: KEN, TASE: KEN) (“Kenon”) announces that its subsidiary OPC Energy Ltd. (“OPC”) announced today that OPC has agreed to issue and sell 5,179,147 new ordinary shares (representing approximately 3.71% of OPC’s issued and outstanding share capital on a fully diluted basis) at a price of NIS 23.17 per share, for total cash consideration of approximately NIS 120 million (approximately $33 million), to a limited number of institutional investors through a private placement. The sale price per share equals OPC’s closing share price on the TASE on June 2, 2019, the day preceding the announcement. OPC announced that the proceeds of the sale are expected to be used for general corporate purposes.

The sale will reduce Kenon’s interest in OPC from 75.8% to 73.0% (71.8% on a fully diluted basis).

This press release is not an offer for any securities in the United States.  The shares referenced in this press release have not been, and will not be registered under the U.S. Securities Act of 1933, and may not be offered or sold in the United States absent registration or an exemption from registration thereunder.

Caution Concerning Forward-Looking Statements

This press release includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include statements about OPC’s agreement to issue and sell new shares in a private placement, including the terms of such sale. These forward-looking statements are based on current expectations or beliefs, and are subject to uncertainty and changes in circumstances. These forward-looking statements are subject to a number of risks and uncertainties, which could cause the actual results to differ materially from those indicated in Kenon's forward-looking statements. Such risks include the risk that the sale is not consummated under the terms described herein or at all and other risks and factors, including those set forth under the heading "Risk Factors" in Kenon's Annual Report on Form 20-F, filed with the U.S. Securities and Exchange Commission. Except as required by law, Kenon undertakes no obligation to update these forward-looking statements, whether as a result of new information, future events, or otherwise.